UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Best Care, Inc.

Nevada	333-139564	20-5659065
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

No. A156, Xi Guo Yuan, Yong Shun Village, Tongzhou District Beijing, P.R. China
(Address of principal executive offices)		(Zip Code)

86-773-723 3098
(Company’s telephone number, including area code)

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED, AND YOU ARE
REQUESTED NOT TO SEND THE COMPANY A PROXY.

Best Care, Inc.
No. A156, Xi Guo Yuan, Yong Shun Village
Tongzhou District
Beijing, P.R. China

INFORMATION STATEMENT

Best Care, Inc. (the “Company”) anticipates mailing this information statement on or about December 4, 2007, to the holders of record of shares of its common stock as of the close of business on November 30, 2007, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

The Company is providing you with this information statement for informational purposes only. Neither the Company nor the board of directors of the Company (the “Board of Directors”) is soliciting proxies in connection with the items described in this Information Statement.

The Company urges you to read this information statement carefully, but you are not required to take any action in connection with this information statement.

You are receiving this information statement because the Company plans to:

•	Appoint Jingxue Sun (Chairman), and Xinghua Li as members of the Board of Directors;

•	Accept the resignation of Jing Jiang from the Board of Directors.

The above actions will occur no earlier than 10 days after this information statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to you.

SUMMARY

Jing Jiang acquired approximately 70.6% of the issued and outstanding shares of common stock of the Company from Haim Perlstein and Chaim Limor pursuant to the terms and conditions of a stock purchase agreement, dated as of August 22, 2007 (the “Stock Purchase Agreement”). For your reference, please note that the Company filed a copy of the Stock Purchase Agreement as exhibit 10.1 to its Current Report on Form 8-K filed with the SEC on August 27, 2007.

On October 19, 2007, as previously reported in the Company’s Report on Form 8-K, filed on October 23, 2007, the Company consummated the Merger Transaction, whereby BCAE Merger Sub, Inc. (“SUB”), a wholly owned subsidiary of the Company, merged with and into China Baolong Logistic Limited (“CBL”), pursuant to the terms and conditions of that certain Agreement and Plan of Merger, dated as of October 19, 2007, by and among the Company, SUB, CBL, and the shareholders of CBL, as more particularly described in the Company’s Report on Form 8-K, dated October 23, 2007. As a result of the Merger Transaction, CBL, the surviving corporation, became the Company’s wholly owned subsidiary.

Jing Jiang tendered an undated resignation from the Company’s Board of Directors and as an officer of the Company, prior to her resignation, elected Jingxue Sun as the new Chairman of the Board of Directors, and also elected Xinghua Li as director (collectively, the “New Directors”). The New Directors will take office as directors effective upon the expiration of the statutory ten (10) day waiting period following the filing by the Company with the SEC, and the transmission to the Company’s shareholders, of this Information Statement pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, relating to the change in control of the Board of Directors occasioned by their election to the Board (the “Effective Date”), and the resignation of Jing Jiang will become effective.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

As of November 30, 2007, 93,442,442 shares of the Company’s common stock were issued and outstanding. Each share of common stock is entitled to one vote on all matters upon which such shares can vote. All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted. There are no preemptive rights.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of November 30, 2007, concerning shares of common stock of the Company, the only class of its securities that are issued and outstanding, held by (1) each stockholder known by the Company to own beneficially more than five percent of the common stock, (2) each director of the Company, (3) each executive officer of the Company, and (4) all directors and executive officers of the Company as a group:

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percentage of Common Stock (2)
Jing-Xue Sun	21,406,186	22.91%
Ying Zhang	14,270,791	15.27%
Hong-Cai Sun	8,027,320	8.59%
Yi-Xiang Yu	5,351,546	5.73%
Shenzhen Huayin Guaranty & Investment Company Limited	5,619,124	6.01%
Jing Jiang (3)	3,000,000	3.21%
Yu Zhang (4)	0	0
Jianlun Jing (5)	0	0
Xiangrong Xie (6)	0	0
All officers and Directors as a group (4 persons)	3,000,000	3.21%

(1)    Each stockholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him. Percentages of less than one percent have been omitted from the table. The address for each of the individuals/entities listed in the table is as follows: Jing-Xue Sun: #13 Baihuashenchu, Xin Street, Xicheng District, Beijing, China 100022; Ying Zhang: #13 Baihuashenchu, Xin Street, Xicheng District, Beijing, China 100022; Hong-Cai Sun: #13 Baihuashenchu, Xin Street, Xicheng District, Beijing, China 100022; Yi-Xiang Yu: #13 Baihuashenchu, Xin Street, Xicheng District, Beijing, China 100022; Shenzhen Huayin Guaranty & Investment Company Limited: 22nd Floor No.1 Building, No.2008 Shennan Road, Shenzhen City, China 518026; Jing Jiang: PO Box 031-144 Shennan Zhong Road, Shenzhen City, P.R. China 518031; Yu Zhang, Jianlun Jing and Xiangrong Xie: c/o the Company at No. A156, Xi Guo Yuan, Yong Shun Village, Tongzhou District, Beijing, P.R. China. This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

(2)    Calculated on the basis of 93,442,442 shares of common stock issued and outstanding as of November 30, 2007.

(3)    Jing Jiang is the former CEO and CFO of the Company.

(4)    Yu Zhang became CEO of the Company as of November 21, 2007.

(5)    Jianlun Jing became CFO of the Company as of November 21, 2007.

(6)    Xiangrong Xie became Secretary of the Company as of November 21, 2007.

Change in Control Arrangements

Pursuant to the Transactions, the CBL Shareholders acquired control of the Company on the terms and conditions set forth in the Agreement and Plan of Merger.

Immediately prior to the closing of the Transaction, Jing Jiang served as members of the Board of Directors. As contemplated by the Merger Transaction, immediately following the closing of the Transaction, Jing Jiang tendered an undated resignation from the Board of Directors, with the understanding that such resignation would be accepted at a future date, to be determined by the Buyer, after the closing of the Transaction, and (3) the parties agreed to appoint the Jingxue Sun as the new Chairman, and also elected Xinghua Li as directors at a future date to be determined.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Nominees

Jingxue Sun (Chairman/ Board of Director)

Jingxue Sun, 43, Chairman and General Manager of Beijing Baolong Logistics Company Limited, the vice president of Tongzhou District Logistics Association. Mr. Sun founded Beijing Baolong Logistics Company in 1996. Mr. Sun is an accomplished logistics professional with eleven years experience in manufacturing environments, and has valuable combination of logistics problem solving ability and management skills.

Mr. Sun does not hold any other directorships with reporting companies in the United States. There are no family relationships between Mr. Sun and the directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Company was or is to be a party, in which Mr. Sun (or any member of his immediate family) had or is to have a direct or indirect material interest. There are no employment agreements between the Company and Mr. Sun.

Xinghua Li (Director)

Xinghua Li, 43, has worked at the Public Relations Management Institute at Beijing University for more than five years and he has been engaged in the logistics industry for 20 years.

Mr. Li does not hold any other directorships with reporting companies in the United States. There are no family relationships between Mr. Li and the directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Company was or is to be a party, in which Mr. Li (or any member of his immediate family) had or is to have a direct or indirect material interest. There are no employment agreements between the Company and Mr. Li.

Officers

Yu Zhang (Chief Executive Officer)

Yu Zhang, 46, graduated from Beijing 171 Middle School, and joined Beijing Baolong Logistics Company Limited in 1996. Mr. Zhang is responsible for building relationships with upper-level decision makers, seizing control of critical problem areas, and delivering on customer commitments.

Mr. Zhang does not hold any other directorships with reporting companies in the United States. There are no family relationships between Mr. Zhang and the directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Company was or is to be a party, in which Mr. Zhang (or any member of his immediate family) had or is to have a direct or indirect material interest. There are no employment agreements between the Company and Mr. Zhang.

Jianlun Jing (Chief Financial Officer)

Jianlun Jing, 47, graduated from Jilin Railway Transportation Economics College in 1980. Mr. Jing joined Beijing Baolong Logistics Company Limited in 2002.

Mr. Jing does not hold any other directorships with reporting companies in the United States. There are no family relationships between Mr. Jing and the directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Company was or is to be a party, in which Mr. Jing (or any member of his immediate family) had or is to have a direct or indirect material interest. There are no employment agreements between the Company and Mr. Jing.

Xiangrong Xie (Secretary)

Xiangrong Xie, 26, graduated from the Economics College of Shijiazhuang. Ms. Xie worked in the Human Resources Department of TCL Group since 2003, and joined Beijing Baolong Logistics Company in 2006.

Ms. Xie does not hold any other directorships with reporting companies in the United States. There are no family relationships between Ms. Xie and the directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Company was or is to be a party, in which Ms. Xie (or any member of his immediate family) had or is to have a direct or indirect material interest. There are no employment agreements between the Company and Ms. Xie.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act requires the Company’s officers and directors and persons who own more than 10% of a registered class of the Company’s equity securities to file certain reports regarding ownership of, and transactions in, the Company’s securities with the SEC. Such officers, directors, and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports that they file.

Based solely on its review of such reports furnished to the Company, the Company believes that its executive officers, directors and more than 10% stockholders timely filed all Section 16(a) reports required to be filed by them during the most recent fiscal year, except for the reports due by the Company's recently appointed officers: Yu Zhang, Jianlun Jing and Xiangrong Xie.

Certain Relationships and Related Transactions

There have not been any transactions, or proposed transactions, during the last two years, to which the Company was or is to be a party, in which any director or executive officer of the Company, any nominee for election as a director, any security holder owning beneficially more than five percent of the common stock of the Company, or any member of the immediate family of the aforementioned persons had or is to have a direct or indirect material interest.

Board Committees

The Company does not currently have a standing audit, nominating or compensation committee of the Board of Directors, or any committee performing similar functions. The Board of Directors currently performs the functions of audit, nominating and compensation committees.

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Since inception, the Company has been operated by its Executive Officers and Directors at no compensation and no compensation has been paid or accrued to date. No Executive Officer or Director is expected to be paid in excess of $50,000 within the next twelve (12) months. There are currently no employment contracts with any Officers or Directors of the Company. The Company has no pension or profit sharing plan. The Company may change or increase salaries as profits and cash flow allow; however, there are no present plans to do so.

To date, no compensation has been awarded to, earned by or paid to Ms. Jiang, in her capacity as chief executive officer, chief financial officer and chairman of the board of the Company, respectively, nor has any compensation been awarded to, earned by or paid to the newly appointed executive officers of the Company.

Director Compensation

The directors of the Company have not received compensation for their services as directors nor have they been reimbursed for expenses incurred in attending board meetings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Best Care, Inc.

Yu Zhang
Chief Executive Officer